MULDOON MURPHY & AGUGGIA LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, NW

Washington, DC. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

September 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Profile Bancorp, Inc.
Registration Statement on Form SB-2

Dear Sir or Madam:

Accompanying this letter for filing please find the Registration Statement on Form SB-2 for Profile Bancorp, Inc., the proposed holding company for Profile Bank, FSB, a federally chartered savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $548, which constitutes the filing fee for the Form SB-2 Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Joseph J. Bradley

Joseph J. Bradley

cc:	Kenneth A. Wilman, Jr., Profile Bancorp, Inc.
Lawrence M. F. Spaccasi, Esq., Muldoon Murphy & Aguggia LLP